Exhibit 99.14

EXPENSES

The amount or estimated amount, itemized in reasonable detail, of expenses (other than underwriting discounts and commissions) incurred or borne by or for the account of Québec (the “Issuer”) in connection with the issuance and sale of the 1.850% Global Notes Series QY due February 13, 2027 or properly chargeable thereto, including legal, engineering, certification and other charges.

SEC filing fees and expenses	U.S.$ 64,900

Printing and engraving fees and expenses	6,000

Legal fees and expenses	50,000

Fiscal Agent and registrar fees and expenses	40,000

Rating fees and expenses	10,000

U.S.$ 170,900